Exhibit 1

FOR IMMEDIATE RELEASE

Obsidian Finance Group and The Campbell Group

Demand Access to Longview Fibre’s Shareholder Information

PORTLAND, OREGON – APRIL 27, 2006 – Obsidian Finance Group, LLC, a private equity firm, together with The Campbell Group, LLC, a timber investment management company, today announced that Obsidian had submitted a letter to Longview Fibre Company (NYSE: LFB) demanding the right to inspect the Company’s complete shareholder list, as an initial step toward calling a special shareholder meeting to urge Longview and its Board to consider Obsidian and Campbell’s proposal to acquire the Company.

On March 6, 2006, Obsidian and Campbell announced a proposal to acquire Longview in a merger for $26 per share, which represents a 36% premium to the unaffected price prior to their announcement. Although Obsidian and Campbell have actively sought to engage in constructive dialogue with the Board and management of Longview over the past four months, the Company has permitted only limited conversations with its advisors, and rejected the $26 cash offer on grounds that Obsidian and Campbell believe are disingenuous at best.

Obsidian senior principal David Brown said, “From cancelling shareholder presentations to abbreviating its annual meeting, Longview appears to be doing everything in its power to avoid a real discussion of alternatives that may be beneficial to its shareholders. Today we have taken the first step in giving the true owners of Longview, the shareholders, a forum in which to deliver a clear message to management and the Board of Directors concerning the best way to maximize shareholder value.”

Brown continued, “We believe that our proposal to acquire Longview for $26 per share in cash provides shareholders with greater and more immediate value and less risk than management’s temporary and untested plan, which appears to have been patched together only in response to mounting shareholder pressure to recognize the value of our offer.”

“Longview’s exaggerations concerning the conditionality of our offer are just another attempt to avoid genuine discussions. Shareholders can judge for themselves whether an offer that contemplates a short diligence review, is supported by more than 85% committed equity capital, and of which less than 15% is financed (which financing is supported by a “highly confident” letter from JPMorgan) is “highly conditional.” Longview’s hyperbole is no substitute for a fair and complete discussion of the value of our offer.”

Under Longview’s bylaws, the Company is required to hold a special shareholder meeting upon receipt of demands from shareholders representing at least 10 percent of the Company’s outstanding shares. Obsidian and Campbell expect to submit a written demand for a special shareholder meeting to Longview on Thursday, May 4, 2006, which would set such date as the record date for determining the shareholders entitled to demand the meeting. Obsidian and Campbell plan to file shortly appropriate solicitation materials with the Securities and Exchange Commission to solicit agent designations to demand this special meeting.

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About Obsidian Finance Group

Obsidian Finance Group, LLC, is a private equity group bringing a multi-disciplinary approach to finding and creating value through solving difficult and complex financial problems. Obsidian typically brings capital as well as creativity in the search for the optimal solution. For more information on Obsidian, please go to www.obsidianfinance.com.

About the Campbell Group

The Campbell Group, LLC, is a vertically integrated, full-service timberland investment advisory firm founded in 1981 to acquire and manage timberland for investors. The Campbell Group is one of the largest timber investment managers in the world with more than $2 billion of equity commitments available for additional timberland investments. More information is available at www.campbellgroup.com.

In connection with the solicitation of demands with respect to a special meeting of shareholders of Longview Fibre, Inc. or related agent designations, Obsidian Finance Group, LLC and The Campbell Group, LLC will file with the Securities and Exchange Commission a solicitation statement, which shareholders are advised to read as it will contain important information. Shareholders will be able to obtain a free copy of such statement (when available) and other relevant documents filed with the SEC from the SEC website at www.sec.gov. Such statement will also, when available, be provided for free upon request to shareholders by Obsidian and Campbell.

Information concerning Obsidian, Campbell and certain of the officers and employees of Obsidian and Campbell, each of whom may be deemed to be a participant in a solicitation by Obsidian and Campbell of demands or agent designations with respect to a special meeting of Longview shareholders, including a description of their direct and indirect interests, by security holdings or otherwise, in the matters to be acted upon at such meeting, may be found in a Schedule 14A filed pursuant to Rule 14a-12 by Obsidian and Campbell on April 18, 2006. A copy of this Schedule 14A is available on the SEC website at www.sec.gov.

Media Contacts:
Drew Brown/Lesley Bogdanow Citigate Sard Verbinnen 212-687-8080	Kelly O’Brien Hubbell Communications 503-796-3013

Investor Contact:
Daniel Burch/ Lawrence Dennedy MacKenzie Partners, Inc. 212-929-5500